KWESST Comments on Recent Market Activity

Ottawa, Ontario - December 17, 2024 - KWESST Micro Systems Inc. (NASDAQ: KWE and KWESW) (TSXV: KWE and KWE.WT.U) ("KWESST" or the "Company") wishes to confirm at the request of CIRO that the Company's management is unaware of any material change in the Company's operations that would account for the recent increase in market activity.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com or

Sean Homuth, President and CEO: homuth@kwesst.com or

Kris Denis, Chief Financial Officer: denis@kwesst.com or

Jason Frame, Investor Relations: frame@kwesst.com or 587-225-2599

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.